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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 8-A
                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                           CANARGO ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

           DELAWARE                                      91-0881481
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
 incorporation or organization)

                           P.O. BOX 291, ST PETER PORT
                        GUERNSEY, GY1 3RR, BRITISH ISLES
                               +(44) 1481 729 780
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:
                     Common Stock, par value $.10 per share
                                (Title of Class)

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:
                                      NONE
                                (Title of Class)

         NAME OF EACH EXCHANGE ON WHICH EACH CLASS IS TO BE REGISTERED:
                           The American Stock Exchange

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A. (c), check the following box. [X]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A. (d), check the following box. [ ]

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ITEM 1. DESCRIPTION OF SECURITIES TO BE REGISTERED.
        ------------------------------------------

        The class of securities to be registered hereby is the common stock, par value $.10 per share ("Common Stock"), of CanArgo Energy Corporation, a Delaware corporation ("CanArgo"). The following is a description of the Common Stock of CanArgo.

        CanArgo is authorized to issue 300,000,000 shares of Common Stock. At April 17, 2004, there were 113,613,505 shares of Common Stock issued and outstanding. CanArgo is also authorized to issue up to five million (5,000,000) shares of Preferred Stock, par value ten cents ($.10) per share, none of which are currently outstanding. Also, 46,085 shares are issuable upon exchange of CanArgo Oil & Gas Inc Exchangeable Shares without receipt of further consideration and 5,368,252 additional shares of its common stock are issuable upon exercise of stock options granted or to be granted by the Company pursuant to its current Employee Stock Option Plans; as a result CanArgo will register a total of 119,027,842 shares of Common Stock with The American Stock Exchange.

        Holders of the Common Stock are entitled to cast one vote for each share held of record on all matters submitted to a vote of stockholders, including the election of directors and are not entitled to cumulate votes for the election of directors. Except as otherwise required by law or except as any series or class of Preferred Stock may provide, the holders of Common Stock possess all voting power. Holders of Common Stock do not have any preferences or preemptive, conversion, or exchange rights and the Common Stock is nonassessable and is not subject to any redemption or sinking fund provisions. Subject to any preferential rights of any shares of Preferred Stock which may be outstanding, holders of shares of Common Stock are entitled to receive dividends if approved by the Board of Directors and to share ratably in the Company's assets legally available for distribution to its stockholders in the event of its liquidation, dissolution or winding-up. Subject to any contractual restrictions affecting an individual holder or its shares and except as may be required by law, there are no restrictions on the alienability of the shares of Common Stock.

LIMITATION OF LIABILITY

        CanArgo's Certificate of Incorporation limits or eliminates the liability of its directors or officers to CanArgo or its stockholders for monetary damages to the fullest extent permitted by the Delaware General Corporation Law. Delaware law provides that a director of CanArgo will not be personally liable to CanArgo or its stockholders for monetary damages for a breach of fiduciary duty as a director, except for liability: (1) for any breach of the director's duty of loyalty; (2) for acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (3) for the payment of unlawful dividends and some other actions prohibited by Delaware corporate law; and (4) for any transaction resulting in receipt by the director of an improper personal benefit.

SECTION 203 OF DELAWARE GENERAL CORPORATION LAW

        Section 203 of the Delaware General Corporation Law, which is applicable to CanArgo as a Delaware corporation, prohibits various business combinations between a Delaware corporation and an "interested stockholder," that is, anyone who beneficially owns, alone or with other related parties, at least 15% of the outstanding voting shares of a Delaware corporation.
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        Business combinations subject to Section 203 include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and some transactions that would increase the interested stockholder's proportionate share ownership in the corporation. Section 203 prohibits this type of business combination for three years after a person becomes an interested stockholder, unless:


o the business combination is approved by the corporation's board of directors prior to the date the person becomes an interest stockholder;

o the interested stockholder acquired at least 85% of the voting stock of the corporation, other than stock held by directors who are also officers or by specified employee stock plans, in the transaction in which it becomes an interested stockholder; or

o the business combination is approved by a majority of the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

        CanArgo's Certificate of Incorporation and By-laws do not currently contain provisions requiring a classified Board of Directors, prohibitions on using written consents, limitations on the rights of stockholders to call special meetings of stockholders beyond a requirement that stockholders holding at least 10% of the outstanding stock request the meeting, and limiting the ability of stockholders to adopt by-laws or to fill vacancies on the Board and, except as provided by the Delaware General Corporation Law, to amend the Certificate of Incorporation. CanArgo currently does not have any Shareholders' Rights or "Poison Pill" Plan in effect.


ITEM 2. EXHIBITS

        3(1) Registrant's Certificate of Incorporation and amendments thereto
             (Incorporated herein by reference from July 15, 1998 Form 8-K).

        3(2) Registrant's Bylaws (Incorporated herein by reference from Post-Effective Amendment No. 1 to Form S-1 Registration Statement, File No. 333-72295 filed on July 29, 1999).

        3(3) Certificate of Amendment to Certificate of Incorporation as filed on March 30, 2004 (Filed herewith).

        4(1) Specimen Common Stock Certificate of CanArgo (Filed herewith).
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                                    SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 17th, 2004

                                         CANARGO ENERGY CORPORATION

                                         BY: /S/LIZ LANDLES
                                             ----------------------------------
                                         LIZ LANDLES, CORPORATE SECRETARY